Exhibit 99.1

Summary Results for the Six Months Ended June 30, 2023

The information set forth below updates certain information about us included in the prospectus contained in our Registration Statement on Form F-1 (Registration No. 333-270493) which we refer to herein as the “Prospectus,” and should be read in conjunction with the information set forth in the Prospectus under “Financial Statement Presentation,” “Risk Factors,” “Unaudited Pro Forma Condensed Combined Financial Information” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Quantitative and Qualitative Disclosures about Market Risk” and our audited consolidated financial statements and unaudited pro forma condensed financial information and the historical financial statements of Witt O’Brien’s and the respective notes thereto included elsewhere in the Prospectus, as well as with our unaudited interim condensed consolidated financial statements as of June 30, 2023 and for the six-month periods ended June 30, 2023 and 2022, contained in a report on Form 6-K (SEC File No. 001-41638) that was furnished to the SEC on August 28, 2023 (the “Second Quarter Financial Statements Report”).

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth including those set forth in “Cautionary Statement Regarding Forward-Looking Statements,” “Industry and Market Data” and “Risk Factors.” of the Prospectus

The following table reflects selected financial information for the six months ended June 30, 2023:

	For the six months ended June 30,
	2023	2023	2022	Variation
	(Unaudited)
	(in US$ millions)(1)	(in R$ millions)%
Net revenue	250.7	1,208.3	654.5	84.6%
Cost of services rendered	(204.8)	(987.1)	(520.0)	89.8%
Gross profit	45.9	221.3	134.5	64.5%
Operating profit	19.8	95.3	125.6	(24.1)%
Net finance cost	(16.7)	(80.6)	(23.3)	245.9%
Income tax and social contribution	(7.3)	(35.3)	(19.9)	77.4%

(1)	For convenience purposes only, certain amounts in reais have been translated to U.S. dollars using an exchange rate of R$4.8192 to US$1.00, the commercial selling rate for U.S. dollars as of June 30, 2023, as reported by the Central Bank. These translations have not been audited and should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Risk Factors — Risks Relating to the Markets Where We Operate — Exchange rate instability can harm the economy of emerging markets where we operate and, consequently, affect us” in the Prospectus.

Net revenue

Net revenue for the six months ended June 30, 2023 amounted to R$1,208.3 million, compared to R$654.5 million in the six months ended June 30, 2022, which represents an increase of R$553.8 million, or 84.6%.

The increase in net revenue was primarily due to increased operations in our North America and Brazil segments, which reached net revenue of R$621.9 million and R$408.3 million in the six months ended June 30, 2023, respectively, from R$262.8 million and R$209.7 million in the six months ended June 30, 2022, respectively, as a result of a wider regional reach and, consequently, an increase in the overall number of subscription contracts and spot contracts. These increases were partially offset by (i) a negative effect of 2.1 percentage points on our net revenue as a result of the depreciation of the U.S. dollar, Canadian dollar and British pound against the real, (ii) a 2.5% net revenue decline in our Latin America segment due to a strong net revenue comparable basis in the region in the six months ended June 30, 2022 arising from an oil spill response and (iii) a 1.8% net revenue decline in our Europe segment due to a mild industrial sector demand for our services.

Acquisitions that occurred over the second half of 2022 contributed R$327.8 million to the increase in net revenue in the six months ended June 30, 2023 compared to the six months ended June 30, 2022. Excluding the effect of those acquisitions, our net revenue would have increased by 28% or R$202.9 million in the six months ended June 30, 2023 compared to the six months ended June 30, 2022, primarily due to an increase of cross-selling and growth in North America and Brazil in connection with an increase of the capacity of our service centers and operating capabilities. We made no material acquisitions in the six months ended June 30, 2023.

Cost of services rendered

Cost of services rendered for the six months ended June 30, 2023 amounted to R$987.1 million, compared to R$520.0 million for the six months ended June 30, 2022, which represents an increase of R$467.1 million, or 89.8%. This increase was primarily due to the acquisitions we completed in 2022, the increase in operations, consistent with the increase in net revenue described above, and the increase in third party costs due to a greater use of third party providers in North America to provide services in remote locations where we have limited capacity. These increases were partially offset by a positive effect of 2.0 percentage points on our cost of services as a result of the depreciation of the U.S. dollar, Canadian dollar and British pound against the real.

Acquisitions that occurred over the second half of 2022 contributed R$402.0 million to the increase in cost of services rendered in the six months ended June 30, 2023 compared to the six months ended June 30, 2022. Excluding the effect of those acquisitions, our cost of services rendered would have increased by 14.8% or R$70.1 million in the six months ended June 30, 2023 compared to the six months ended June 30, 2022, as a result of the organic growth of our operations in the period and inflationary costs pressure on our cost of services rendered. We made no material acquisitions in the six months ended June 30, 2023.

Gross profit

Gross profit for the six months ended June 30, 2023 amounted to R$221.3 million, compared to R$134.5 million in the six months ended June 30, 2022. Gross profit represented 18.3% and 20.6% of our net revenue, respectively, for the six months ended June 30, 2023 and 2022. The decrease in gross profit margin was primarily due to an increase, as a result of the WOB acquisition, in resilience consulting services, which have lower gross margins than our previous existing businesses.

Operating profit

Operating profit for the six months ended June 30, 2023 amounted to R$95.3 million, compared to an operating profit of R$125.6 million in the six months ended June 30, 2022, mainly due to the extraordinary expenses incurred in connection with the conclusion of the HPX transaction in March, which had a non-recurring negative impact of R$100.9 million in the period.

Net finance cost

Our net finance cost increased by R$57.3 million, to R$80.6 million for the six months ended June 30, 2023 from R$23.3 million for the six months ended June 30, 2022. Finance income increased by R$10.9 million, or 194.6%, to R$16.5 million in the six months ended June 30, 2023 from R$5.6 million in the six months ended June 30, 2022, primarily due to the net proceeds raised with the HPX transaction, which resulted in an increase in revenues from interest-earning bank deposits. Our finance costs increased by R$68.2 million, or 236.0%, to R$97.1 million in the six months ended June 30, 2023 from R$28.9 million in the six months ended June 30, 2022, primarily due to an increase in debenture interest and interest on loans, primarily as a result of the First Issuance of Debentures, the Second Issuance of Debentures and the borrowing under the IBBA Loan Agreement with Itau BBA International PLC to finance the WOB Acquisition in 2022.

Income tax and social contribution

Income tax and social contribution expense for the six months ended June 30, 2023 was R$35.3 million, compared to R$19.9 million in the six months ended June 30, 2022, which represents an increase of R$15.4 million, or 77.4%, primarily due to higher income before taxes reported in the operating subsidiaries in the six months ended June 30, 2023.

About Ambipar Emergency Response

Ambipar Response specializes in environmental services, and operates in six main business units: emergency response, fire response, marine response, medical response, industrial response and environmental response. The Company is present in 39 countries across all six continents, providing standardized services across all regions.

The Company was founded in 1995 by Tercio Borlenghi Jr.

For more information, visit ambipar.com and http://ir-response.ambipar.com/

Forward-Looking Statements

This 6-K contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Ambipar Response’s control.

Ambipar Response’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

Investor Relations Contact:

Email: ir.response@ambipar.com